September 12, 2025

Daniel S. Perotti
Chief Financial Officer
PennyMac Mortgage Investment Trust
3043 Townsgate Road
Westlake Village, CA 91361

        Re: PennyMac Mortgage Investment Trust
            Form 10-K for the fiscal year ended December 31, 2024
            File No. 001-34416
Dear Daniel S. Perotti:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024
Note 24 - Earnings Per Common Share, page F-63

1. We note your disclosure in Note 15 regarding the 2026 Exchangeable Notes and 2029
       Exchangeable Notes, which are collectively referred to as the Exchangeable Notes.
       Please tell us how you considered the effect of the Exchangeable Notes in your dilutive earnings per common share calculation for the year ended
December
       31, 2024. Refer to ASC 260-10-50-1(c).
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 12, 2025
Page 2

       Please contact Kellie Kim at 202-551-3129 or Jeffrey Lewis at 202-551-6216 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction